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202-239-3300

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www.alston.com

David J. Baum                                            Direct Dial: 202-239-3346                                               E-mail: david.baum@alston.com

February 1, 2019

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Post-Effective Amendment No. 409 to the Trust’s Registration Statement on Form N-1A – Balter Invenomic Fund

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the Balter Invenomic Fund (the “Fund”), accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(1) thereunder, is a copy of Post-Effective Amendment No. 409 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendement No. 409”). Post-Effective Amendment No. 409 is being filed for the purpose of adding Super Institutional Class shares as a new share class offered by the Fund, lowering the Fund’s advisory fee and expense caps, implementing a new non-12b-1 shareholder servicing fee for the Fund’s Institutional Class shares and increasing the non-12b-1 shareholder servicing fee for the Fund’s Investor Class shares.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum

David J. Baum

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